

Mail Stop 3030

March 27, 2018

<u>Via E-mail</u>
Mark Russell
Chief Executive Officer
HyperSciences, Inc.
1314 S. Grand Blvd., Suite 2-133
Spokane, WA 99202

> **Re:** **HyperSciences, Inc.**
> **Offering Statement on Form 1-A**
> **Filed on March 6, 2018**
> **CIK No. 0001646921**

Dear Mr. Russell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Circular</u>

1.   We note that you intend to use The Bryn Mawr Trust Company of Delaware as the escrow agent to comply with Exchange Act Rule 15c2-4. It is not clear that The Bryn Mawr Trust of Delaware, which the issuer intends to act as the escrow agent for the offering, is legally able to hold funds. The Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) lays out three criteria to qualify to act as an escrow agent for purposes of Exchange Act Rule 15c2-4. Specifically, a bank must (1) be a party to a written escrow agreement to hold funds for the persons having the beneficial interest therein; (2) hold such funds pending the occurrence of the Contingencies; and (3) transmit the funds directly to the persons entitled thereto at the appropriate time. Under Delaware law, is The Bryn Mawr Trust Company of Delaware itself, not the parent company, legally able to hold such funds for the persons having the beneficial interest in the funds? If The Bryn Mawr Trust Company of Delaware cannot

legally hold such funds under Delaware law, please confirm whether it can rely on the relief provided in the Continental Stock Transfer & Trust Company no-action letter and explain how you arrived at that determination.

2.   Please revise each graphic included in your offering statement to include appropriate explanatory information for an investor to understand the graphic.

Offering Circular Cover Page

3.   Please disclose the percentage of total outstanding beneficial ownership that SI Securities would hold assuming that all investors in this offering invest less than $50,000 and are required to enter into the irrevocable proxy.

Overview, page 4

4.   Provide more detail regarding the program in which you are participating. For example, discuss the purpose of the program and the sponsor's involvement in the program.

5.   Speculative information should not be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.   We note, as examples only, your references to "high volume, low margin," "extremely high margin," and "game-changing."

Forum Selection Clauses may lead to inconvenience or cost to you, page 16

6.   Please revise to discuss each of the choice of forum and mandatory arbitration provisions in separately captioned risk factors. Clearly indicate the agreement or document that contains the provision and discuss the specific material risks to investors thereof. For example, discuss how the mandatory arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders, including, limited access to relevant information and discovery and possible imbalances of resources between you and an individual shareholder. In this regard, we note your reference to the fee shifting provision on page 51.

7.   Make clear whether you intend arbitration to be the exclusive means of resolving all disputes, and clarify if the provision applies only to claims related to this offering or to general compliance with federal securities laws. It appears from your reference here to litigation that certain matters may not be subject to mandatory arbitration. Please clearly delineate which claims are subject to litigation and which to mandatory arbitration and specify whether there are any claim types that could be brought either in a court or an arbitration proceeding.

8.   Address whether Delaware law permits inclusion of such a mandatory arbitration provision and address any uncertainty regarding the provision's enforceability.

Use of Proceeds to Issuer, page 18

9.   Please provide Use of Proceeds disclosure assuming that you are subscribed to the midpoint of your offering range.

Operating Results, page 38

10.   Please clarify, if true, that you have concluded the sponsored research program with your sole customer. Also, tell us the status of your relationship with your customer, and file the agreements with your customer as an exhibit to your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Daniel Wadkins
        Lee & Hayes, PLLC